Planet Labs PBC

645 Harrison Street, Floor 4

San Francisco, CA 94107

January 4, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Gregory Herbers

Re:	Planet Labs PBC
Registration Statement on Form S-1
File No. 333-261923

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Planet Labs PBC (the “Company”). We respectfully request that the Registration Statement become effective as of 4:05 p.m. Eastern Time on January 6, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008 or, in his absence, Raul Gonzalez at (213) 308-5159.

Thank you for your assistance in this matter.

Very truly yours,

PLANET LABS PBC

By:	/s/ Amy Keating
Amy Keating
Chief Legal Officer and Secretary

cc:	William Marshall, Planet Labs PBC
Ashley Johnson, Planet Labs PBC
Drew Capurro, Latham & Watkins LLP
Raul Gonzalez, Latham & Watkins LLP